Exhibit 99.2

JIN MEDICAL INTERNATIONAL LTD.

PROXY FOR 2026 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Be Held at 10:00 p.m. Beijing Time on January 30, 2026
(9:00 a.m. Eastern Time on January 30, 2026)

THE BOARD RECOMMENDS A VOTE FOR
THE PROPOSALS.

I. By way of a special resolution, with immediate effect, that:

a.       the Company’s authorized share capital be increased from US$50,000 divided into 1,000,000,000 Ordinary Shares of par value US$0.00005 per share (the “Ordinary Shares”) to an aggregate of (i) US$50,000 divided into 1,000,000,000 Ordinary Shares of par value US$0.00005 per share and (ii) US$50,000 divided into 900,000,000 Class A Ordinary Shares of par value US$0.00005 per share with one (1) vote per share and 100,000,000 Class B Ordinary Shares of par value US$0.00005 per share with thirty (30) votes per share, with all Class B Ordinary Shares convertible, at the option of the holder thereof, into the number of fully paid and non-assessable Class A Ordinary Shares on a one-for-one basis by the creation of an additional 1,000,000,000 shares of a par value of US$0.00005 each consisting of (a) 900,000,000 Class A ordinary shares of a par value of US$0.00005 each (the “Class A Ordinary Shares”) and (b) 100,000,000 Class B ordinary shares of a par value of US$0.00005 each (the “Class B Ordinary Shares”) (the “Increase in Authorized Share Capital”);

b.       immediately following the Increase in Authorized Share Capital, (a) an aggregate of approximately 136,547,100 Class A Ordinary Shares be issued to all the shareholders of the Company and each shareholder will be issued such number of Class A Ordinary Shares pro-rata to the existing shareholding ratio of the Company, except for Jolly Harmony Enterprises Limited (“Jolly Harmony”) (the “Issue of Class A Ordinary Shares”) and (b) an aggregate of approximately 20,000,000 Class B Ordinary Shares be issued to Jolly Harmony (the “Issue of Class B Ordinary Shares”, together with the Issue of Class A Ordinary Shares, the “Issue of Dual Class Shares”); for the avoidance of doubt, the issue of Class A Ordinary Shares or Class B Ordinary Shares to each shareholder as applicable shall not affect each shareholder’s shareholding percentage out of the total issued share capital of the Company;

c.       immediately following the Issue of Dual Class Shares, the approximately 156,547,100 issued Ordinary Shares (the “Issued Ordinary Shares”) in the Company currently held by all the shareholders be repurchased by the Company out of the proceeds received from the Issue of Dual Class Shares, the Issued Ordinary Shares be cancelled simultaneously upon the repurchase (the “Repurchase of Shares”);

d.       immediately following the Repurchase of Shares, the authorized but unissued share capital of the Company be reduced by the cancellation of 1,000,000,000 ordinary shares of a par value of US$0.00005 each (the “Cancellation of Shares”); and

e.       immediately following the Cancellation of Shares, the authorized share capital of the Company be US$50,000 divided into 900,000,000 Class A Ordinary Shares of par value US$0.00005 per share with one (1) vote per share and 100,000,000 Class B Ordinary Shares of par value US$0.00005 per share with thirty (30) votes per share (the “Change of Authorized Share Capital”).

☐ FOR	☐ AGAINST	☐ ABSTAIN

II. By way of a special resolution, subject to and immediately following the Change of Authorized Share Capital being approved and effected, that the Company adopt the second amended and restated memorandum and articles of association (“A&R M&A”), substantially in the form of Appendix A attached to the notice of 2026 extraordinary general meeting of shareholders, in substitution for, and to the exclusion of, the Company’s existing amended and restated memorandum and articles of association, to reflect the creation of a dual class share capital structure following the Change of Authorized Share Capital.

☐ FOR	☐ AGAINST	☐ ABSTAIN

III. By way of an ordinary resolution, subject to and immediately following the Change of Authorized Share Capital being approved and effected, that:

a.       conditional upon the Board’s determination to effectuate a consolidation of all of the authorized shares of the Company and on a date within two (2) years from the date of the Meeting when the closing market price per the Company’s Class A Ordinary Shares is less than US$1.00, or on such date as the Board deems advisable and may determine in its absolute discretion, each twenty (20) Ordinary Shares of a par value of US$0.00005 each be consolidated into one (1) Ordinary Share of a par value of US$0.001 each, such that following such share consolidation, the authorized share capital of the Company will be US$50,000 divided into 45,000,000 Class A Ordinary Shares of a par value of US$0.001 each, and 5,000,000 Class B Ordinary Shares of a par value of US$0.001 each (the “First Share Consolidation”);

b.       subsequently following the First Share Consolidation, conditional upon the Board’s determination to effectuate a consolidation of all of the authorized shares of the Company and on a date within two (2) years from the date of the Meeting when the closing market price per the Company’s Class A Ordinary Share is less than US$1.00, or on such date as the Board deems advisable and may determine in its absolute discretion, each ten (10) Ordinary Shares of a par value of US$0.001 each be consolidated into one (1) Ordinary Share of a par value of US$0.01 each, such that following such share consolidation, the authorized share capital of the Company will be US$50,000 divided into 4,500,000 Class A Ordinary Shares of a par value of US$0.01 each, and 500,000 Class B Ordinary Shares of a par value of US$0.01 each (the “Second Share Consolidation”);

c.       subsequently following the Second Share Consolidation, conditional upon the Board’s determination to effectuate a consolidation of all of the authorized shares of the Company and on a date within two (2) years from the date of the Meeting when the closing market price per the Company’s Class A Ordinary Share is less than US$1.00, or on such date as the Board deems advisable and may determine in its absolute discretion, each two (2) Ordinary Shares of a par value of US$0.01 each be consolidated into one (1) Ordinary Share of a par value of US$0.02 each, such that following such share consolidation, the authorized share capital of the Company will be US$50,000 divided into 2,250,000 Class A Ordinary Shares of a par value of US$0.02 each, and 250,000 Class B Ordinary Shares of a par value of US$0.02 each (the “Third Share Consolidation”, and together with the First Share Consolidation and the Second Share Consolidation, the “Share Consolidations”.)

☐ FOR	☐ AGAINST	☐ ABSTAIN

IV. By way of an ordinary resolution, that the Company adopt the 2026 Equity Incentive Plan (the “Plan”), substantially in the form attached to the notice of 2026 extraordinary general meeting of shareholders as Appendix B, and that the Board be granted the authority to issue up to a maximum of 13,000,000 Class A Ordinary Shares pursuant to the Plan as equity awards to certain directors, officers, managers, employees, consultants and advisors (and prospective directors, officers, managers, employees, consultants and advisors) of the Company and its affiliates, with the exact allocation and timing of grants to be determined at the sole discretion of the Board in accordance with the terms and conditions set forth in the Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

V. By way of an ordinary resolution, that the Company adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

☐ FOR	☐ AGAINST	☐ ABSTAIN

This Proxy is solicited on behalf of the management of Jin Medical International Ltd. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: visiting www.transhare.com, clicking on “Vote Your Proxy,” and entering your control number

TO VOTE BY EMAIL: Proxy Team, Transhare Corporation at Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to:

Proxy Team
Transhare Corporation
Bayside Center 1
17755 US Highway 19 N
Suite 140
Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: